November 2, 2021

By Email and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Joseph Cascarano

        Robert Littlepage

        Alexandra Barone

        Jan Woo

Re:	Mynaric AG

Registration Statement on Form F-1

Filed on October 29, 2021

File No. 333-260357

Ladies and Gentlemen:

Mynaric AG (the “Company”) has filed today, via EDGAR, this letter and Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously filed Amendment No. 1 to the Registration Statement on Form F-1 with the Commission on October 29, 2021 (the “Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on November 1, 2021 from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Technology	-2-

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No.2 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Amendment No. 1; the page numbers in the Company’s responses refer to page numbers in the Amendment No.2.

Registration Statement on Form F-1

Exhibits

1.	Please file the Business Opportunity Agreement with Bulent Altan as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K and exhibit instruction 4(b)(i) of Form 20-F.

Response:

In response to the Staff’s comment, the Company has filed the Business Opportunity Agreement with Bulent Altan as Exhibit 10.5 to the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 64

2.

Please revise your discussions of expenses (i.e. costs excluding capitalized costs) and provide more context and insight into the underlying reasons for changes between comparative periods. For example, we note there were material increases in personnel expenses for all periods presented, but you neither explained nor quantified the reasons for the changes, particularly when more than one factor could be attributed to the changes.

Response:

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on page 68 of Amendment No. 2.

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2020 and 2019, page F-20

3.

We note you present capitalized costs as separate line-items in italics below the corresponding cost totals. As we discussed in our conference call on November 1, 2021, this presentation would be clearer, and the statement of profit and loss would foot, if you were to present the capitalized costs as a parenthetical next to the corresponding cost caption, or as a footnote, as applicable. For example, please consider revising the statement of profit and loss by presenting the capitalized costs for personnel costs as follows: Personnel costs (of which XXX and XXX are own work capitalized, respectively).

Securities and Exchange Commission Division of Corporation Finance Office of Technology	-3-

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-2, F-7, F-8, F-19 and F-37 of Amendment No. 2.

Note 2. Basis of Accounting, page F-24

4.

Please revise to expand your description of the “nature of expense” method, clarifying that your profit and loss statement presents certain costs on a (unnetted) gross basis (i.e., before the deduction of any amounts capitalized), consistent with your disclosures on pages 17 and 63.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on p. F-23 of Amendment No. 2.

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Securities and Exchange Commission Division of Corporation Finance Office of Technology	-4-

If you would like to discuss any aspect of the Amendment No. 2, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Bulent Altan, Chief Executive Officer

Stefan Berndt-von Bülow, Chief Financial Officer

Joachim Horwath, Chief Technology Officer

(Mynaric AG)

Craig F. Arcella

Sasha Rosenthal-Larrea

(Cravath, Swaine & Moore LLP)